SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Adherex Technologies Inc.

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(TITLE OF CLASS OF SECURITIES)

00686R200
(CUSIP NUMBER)

Robert W. Butts
1 Burton Hills Boulevard, Suite 140
Nashville, TN 37215
615-665-0413

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

June 9, 2010

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP NO
(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert W. Butts
(2)	CHECK THE APPROPRIATE BOX IF A	(A)	☐
MEMBER OF A GROUP (SEE INSTRUCTIONS)	(B)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL	☐
PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	(7)	SOLE VOTING POWER
BENEFICIALLY	41,504,000
OWNED BY EACH
REPORTING PERSON
WITH	(8)	SHARED VOTING POWER

(9)	SOLE DISPOSITIVE POWER

(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON	41,504,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)	☐
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1.        SECURITY AND ISSUER.

CUSIP No.  00686R200

This Schedule 13D relates to shares of common stock (the “Common Stock”) of Adherex Technologies Inc., a Canadian corporation (the “Issuer”).

The Issuer’s principal address is 501 Eastowne Drive, Suite 140, Chapel, Hill, NC 27514. Phone number is 919-636-4530.

ITEM 2.        IDENTITY AND BACKGROUND.

(a)           The name of the reporting person filing this Schedule 13D is Robert W. Butts.

(b)           Robert W. Butts address is: 1 Burton Hills Boulevard, Suite 140, Nashville, TN 37215.

(c)           Robert W. Butts is Chairman of the Board of Adherex Technologies. Mr. Butts principal occupation is his own personal investment management.

(d)           During the last five years Mr. Butts has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years Mr. Butts was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Mr. Butts is a citizen of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 8, 2010, the Reporting Person, Mr. Robert W. Butts, purchased 41,504,000 units of the Issuer, which consists of 41,504,000 common shares and 41,504,000 unregistered warrants in the Issuer in a transaction more fully described in Item 5(c) below.  The units were purchased for $1,245,120.  The source of the funds was the personal funds of the Reporting Person.

ITEM 4.        PURPOSE OF TRANSACTION.

The Reporting Person did not have at the time of purchase, and do not currently have, any intention of acting with the purpose or effect of changing or influencing the control of the Issuer.

From time to time, however, the Reporting Person may consider the feasibility and advisability of various alternative courses of action with respect to investment in the Issuer’s securities. The Reporting Person decisions and actions with respect to such possibilities may depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Person and other factors which the Reporting Person may deem relevant to their investment decisions.

Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Person as to the acquisition, disposition, voting or holding of Shares.  None of the Reporting Person has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Reporting Person beneficially owns 41,504,000 shares of Common Stock, which represents 11.3% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 41,504,000, the number of shares of Common Stock beneficially owned by the Reporting Persons by (ii) 368,294,451 shares of Common Stock, the number of shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer on June 9, 2010.

(b)  The Reporting Person has the power to vote and dispose of the 41,504,000 shares of Common Stock.

(c)  On June 9, 2010, the Reporting Person acting purchased 41,504,000 units. Each unit consists of one common share and one unregistered warrants.  The purchase price of each unit was CDN $0.03.   The warrants may not be exercised until October 30, 2010, and therefore, pursuant to Rule 13d-3(d)(1)(i), the reporting person is not deemed to be the beneficial owner of the Common Stock underlying the warrants at this time, and thus the shares underlying the warrants are not reported as owned by this Amendment.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

None.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: June 9, 2010	/S/ Robert W. Butts